________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 16

                              -------------------

                              NCS HEALTHCARE, INC.
                       (Name of Subject Company (Issuer))

                                 OMNICARE, INC.
                             NCS ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                                      AND

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                              PETER LATERZA, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 OMNICARE, INC.
                         100 EAST RIVERCENTER BOULEVARD
                           COVINGTON, KENTUCKY 41011
                           TELEPHONE: (859) 392-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 259-8000
                              -------------------

                           CALCULATION OF FILING FEE

              Transaction Valuation*                               Amount of Filing Fee
                   $91,816,869                                          $18,363.37

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 18,460,599 shares of the class A common stock, par value $0.01, of NCS HealthCare, Inc. (the 'Company'), representing all of the outstanding shares of such class as of July 28, 2002 (less 1,000 shares of such class owned by Omnicare, Inc.), (ii) 5,255,210 shares of the class B common stock, par value $0.01, of the Company, representing all of the outstanding shares of such class as of July 28, 2002, (iii) 2,422,724 shares reserved for issuance upon the exercise of outstanding options to purchase class A common stock and (iv) 94,858 shares reserved for issuance upon the exercise of outstanding options to purchase class B common stock. The number of outstanding shares and shares reserved for issuance upon the exercise of options is contained in the Current Report on Form 8-K filed by the Company on July 30, 2002.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $18,363.37     Filing party: Omnicare, Inc.
Form or Registration No.: SC TO        Date Filed: August 8, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

________________________________________________________________________________

         This Amendment No. 16 amends and supplements the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002 (the "Schedule TO") by Omnicare, Inc., a Delaware corporation ("Omnicare"), and NCS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Omnicare. The Schedule TO relates to a tender offer by Purchaser to purchase all of the outstanding shares of class A common stock, par value $0.01 per share, and class B common stock, par value $0.01 per share, of NCS HealthCare, Inc. (the "Company") for a purchase price of $3.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as hereby or hereafter amended or supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule TO.


Item 5.           Past Contracts, Transactions, Negotiations and Agreements.

                  Section 11 ("Background of the Offer") of the Offer to Purchase is hereby amended by adding the following to the end of such Section:

                  Omnicare sent the following letter to the Company, which included an Agreement and Plan of Merger between Omnicare and the Company, which was executed by Omnicare, and made the contents of the letter public:


                         [LETTERHEAD OF OMNICARE, INC.]

                                                                 October 6, 2002

BY FACSIMILE AND OVERNIGHT COURIER
----------------------------------

Board of Directors
NCS HealthCare, Inc.
3201 Enterprise Parkway
Suite 220
Beachwood, Ohio 44122

Gentlemen:

I have attached a copy of the Agreement and Plan of Merger (the "NCS/Omnicare Merger Agreement") between Omnicare, Inc. ("Omnicare") and NCS HealthCare, Inc. ("NCS"), which has been executed by Omnicare. By executing the NCS/Omnicare Merger Agreement, Omnicare has irrevocably committed itself to a transaction with NCS.

As you are aware, the NCS/Omnicare Merger Agreement is substantially identical to the Agreement and Plan of Merger between NCS and Genesis, dated as of July 28, 2002 (the "NCS/Genesis Merger Agreement"). However, there are some differences between our agreement and the NCS/Genesis Merger Agreement that I would like to point out.

     o Omnicare has committed to paying each NCS stockholder $3.50 per share in cash, which represents more than twice the value of the proposed NCS/Genesis transaction.

     o The NCS/Omnicare Merger Agreement contemplates a "two-step" transaction (that is, a tender offer followed by a merger), which has the benefit of providing NCS stockholders with $3.50 more quickly than in a one-step transaction (like the transaction proposed by Genesis). In fact, NCS stockholders may get paid as soon as 10 business days after our tender offer is amended to reflect the execution of the NCS/Omnicare Merger Agreement by both NCS and Omnicare.

     o Unlike the NCS/Genesis Merger Agreement, our agreement does not include a "break-up" fee and other provisions intended to preclude a superior proposal and gives the NCS Board a "fiduciary-out," which enables the NCS Board to terminate the NCS/Omnicare Merger Agreement in the face of a superior offer.

Board of Directors
NCS HealthCare, Inc.
October 6, 2002
Page 2

     o Omnicare has committed in the NCS/Omnicare Merger Agreement to treating NCS bondholders and other creditors at least as favorably as they would be treated in the proposed NCS/Genesis transaction.

     o Omnicare has irrevocably committed to a transaction with NCS on the basis of the information that we already have and without the need for any additional information.

NCS can accept the NCS/Omnicare Merger Agreement by signing and returning a copy of the agreement to me by facsimile (859-392-3360) on or before the earliest of
(i) the "Effective Time" of the merger of Genesis and NCS (as defined in Section
1.3 of the NCS/Genesis Merger Agreement), (ii) two (2) calendar days after the date on which (A) the NCS/Genesis Merger Agreement is declared illegal, invalid, void or otherwise unenforceable or is otherwise terminated by either NCS or Genesis in accordance with its terms or (B) NCS stockholders fail to adopt the NCS/Genesis Merger Agreement and approve the transactions contemplated by the NCS/Genesis Merger Agreement at a meeting called for such purpose, (iii) any amendment or waiver of any of the provisions of the NCS/Genesis Merger Agreement and (iv) January 31, 2003 (that is, the "Outside Date" as defined in the NCS/Genesis Merger Agreement). In addition, in order to accept the NCS/Omnicare Merger Agreement, each of the NCS/Genesis Merger Agreement and the voting agreements among NCS, Genesis and each of Messers. Outcalt and Shaw shall have been terminated in accordance with their respective terms or otherwise on terms satisfactory to Omnicare, as stated in the NCS/Omnicare Merger Agreement. If not accepted during the time period and in the manner set forth in the preceding two sentences, the NCS/Omnicare Merger Agreement will expire at the option of Omnicare and Omnicare will no longer be bound by the terms of such agreement.


Sincerely,


/s/ Joel F. Gemunder
Joel F. Gemunder
President and Chief Executive Officer


Attachment

Item 12. Exhibits.

                  Item 12 is hereby amended and supplemented with the following information:

                  Exhibit (a)(5)(B) Agreement and Plan of Merger executed by Omnicare, Inc.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2002

                                          OMNICARE, INC.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              -------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Senior Vice President
                                                 and Chief Financial Officer

                                          NCS ACQUISITION CORP.

                                          By: /s/ DAVID W. FROESEL, JR.
                                              ------------------------------

                                          Name: David W. Froesel, Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer

                                EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase dated August 8, 2002.*

(a)(1)(B)  Letter of Transmittal.*

(a)(1)(C)  Notice of Guaranteed Delivery.*

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.*

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.*

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.*

(a)(1)(G)  Summary Advertisement, published August 8, 2002.*

(a)(1)(H)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(I)  Complaint filed in the Chancery Court, New Castle County, Delaware on
           August 1, 2002.*

(a)(1)(J)  Press Release issued by Omnicare, Inc. on August 8, 2002.*

(a)(1)(K)  First Amended Complaint filed in the Chancery Court, New Castle
           County, Delaware on August 12, 2002.*

(a)(1)(L)  Press Release issued by Omnicare, Inc. on August 20, 2002.*

(a)(1)(M) First Amended Complaint filed in the United States District Court for the Northern District of Ohio on August 21, 2002.*

(a)(1)(N)  Press Release issued by Omnicare, Inc. on August 26, 2002.*

(a)(1)(O)  Press Release issued by Omnicare, Inc. on September 6, 2002.*

(a)(1)(P) Selected material from a presentation of Omnicare, Inc. at the Bear Stearns 15th Annual Healthcare Conference on
           September 17, 2002 at The Waldorf Astoria, New York, New York.*

(a)(1)(Q)  Press Release issued by Omnicare, Inc. on September 20, 2002.*

(a)(1)(R)  Motion for Summary Judgment as to Count I of the First Amended
           Complaint filed in the Chancery Court, New Castle County, Delaware on September 30, 2002.*

(a)(1)(S)  Motion to Dismiss the First Amended Complaint filed in the United States
           District Court for the Northern District of Ohio on September 13, 2002.*

(a)(1)(T)  Opposition to Omnicare's Motion to Dismiss and Motion for Preliminary
           Injunction filed in the United States District Court for the Northern
           District of Ohio on September 30, 2002.*

(a)(1)(U)  Press Release issued by Omnicare, Inc. on October 4, 2002.*

(a)(5)(A)  Form of Agreement and Plan of Merger proposed by Omnicare, Inc.*

(a)(5)(B)  Agreement and Plan of Merger executed by Omnicare, Inc.

(b)(1)     Three-year, $495.0 million Credit Agreement, dated as of March 20, 2001, among
           Omnicare, Inc., as the Borrower, the Guarantors named therein and the lenders named therein, as the Lenders, Lehman Commercial Paper Inc., as a Syndication
           Agent, Sun Trust Bank, as a Documentation Agent, Deutsche Banc Alex. Brown, as
           a Documentation Agent, and Bank One, NA, with its main office in Chicago,
           Illinois, as the Administrative Agent. (Incorporated by reference to Exhibit
           99.3 of Omnicare's Current Report on Form 8-K filed with the Securities and
           Exchange Commission on March 23, 2001).

(c)        None.

(d)(1)     Confidentiality Agreement, dated August 29, 2001, between Omnicare, Inc. and
           NCS HealthCare, Inc.*

(e)        None.

(f)        None.

(g)        None.

(h)        None.

---------------------
* Previously filed.




                        STATEMENT OF DIFFERENCES

The section symbol shall be expressed as..........................  'SS'